Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-173282

[Name, address]

Dear                     ,

We know that you worked hard for your money as a Duke Energy retiree. Now, you have an opportunity to make your money work harder for you.

Introducing Duke Energy PremierNotesSM

In early April, Duke Energy introduced a new investment opportunity – PremierNotesSM. With PremierNotes, you can earn interest rates that are competitive with what you would earn with a bank account, money market or short-term CD. You can enjoy:

—	Attractive returns

—	Easy access to your money

—	No maintenance fees

—	The ability to view your secure online account 24/7

—	Convenient services like free check-writing and electronic transfers between your PremierNotes investment and a linked checking account

CURRENT PREMIERNOTES INTEREST RATES
Investment Amount	Rate (%)	Yield (%)[1]
Less than $10K	1.30	1.31
$10K to $49,999	1.50	1.51
$50K to $250K	1.70	1.71
As of March 14, 2011; See website for current rates

What is PremierNotes?

Each note is a direct investment in new debt obligations of Duke Energy. Investments in PremierNotes are used to supplement traditional forms of capital. In return, the company will pay you a competitive floating interest rate that is at least  1/4 percent higher than the average rate of taxable U.S. money market mutual funds2, and your money is available when you need it.

Special offer for Duke Energy retirees

Although PremierNotes accounts require a minimum initial investment of $1,000, Duke Energy retirees are eligible to open an account with NO initial investment if they invest at least $100 monthly to attain the minimum balance required.

To get started, complete and return the enclosed card with the self-addressed envelope to receive an enrollment kit. You can also find an application online at www.duke-energy.com/premiernotes, or request one by calling 800-659-DUKE(3853).

We look forward to working with you.

Sincerely,

Stephen G. De May
Senior Vice President, Investor Relations and Treasurer

1 Yield reflects the annual rate of return on your investment. It assumes that interest is compounded daily and posted monthly, and that there are no additional investments or redemptions.

2 Based on rates published for the most recent seven-day period (non-compounded) for all taxable mutual funds as reported weekly by iMoneyNet Money Fund AverageTM.

Duke Energy Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents that Duke Energy Corporation has filed with the SEC for more information about Duke Energy Corporation and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or by downloading them from the Duke Energy PremierNotes website. Alternatively, Duke Energy Corporation will arrange to send you a prospectus if you request it by calling 1-800-659-DUKE (3853).